Amendment No. 6 to Prospectus Supplement dated March 10, 2017 (to Prospectus dated February 23, 2017)	Filed pursuant to Rule 424(b)(5) File No. 333-216191

ZION OIL & GAS, INC.

This Amendment No. 6 to the Prospectus Supplement amends the Prospectus Supplement dated March 10, 2017 (“Original Prospectus Supplement”). This Amendment No. 6 to the Original Prospectus Supplement should be read in conjunction with the Original Prospectus Supplement and the base Prospectus effective March 10, 2017. This Amendment No. 6 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 6 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is risky. See "Risk Factors" commencing at page 22 of the Original Prospectus Supplement, as well as the “Risk Factors” in our most recent Annual Report on Form 10-K for the year ended December 31, 2018, to read about the risks that you should consider before buying shares of our stock. Further, the market price for the common stock has, since November 21, 2018, traded at a price which is less than $1.00 per share and that, pursuant to Nasdaq Rule 5450(a)(1), we must maintain a minimum bid price of $1.00 per share in order for our common stock to maintain its listing on the Nasdaq Global Market. On January 8, 2019, Nasdaq sent to us a Notice of a bid price deficiency that we are not in compliance with the minimum bid price requirement, in which the Company has through July 8, 2019 to remedy such non-compliance. Our failure to maintain our Nasdaq listing or any action that we may take in order that the minimum bid price be at least $1.00 per share may have a material adverse effect upon the market price for, and the market for, our common stock.

As of the date of this Amendment No. 6, the aggregate market value of our common stock held by non-affiliates, or our public float, pursuant to General Instruction I.B.6 of Form S-3 is $63,567,000. The public float was calculated based on 69,095,000 shares of our common stock outstanding held by non-affiliates and a price of $.92 per share, the closing price of our common stock on March 12, 2019, which is the highest closing sale price of our common stock on The Nasdaq Global Market within the prior 60 days. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell common stock or common stock linked securities under this Amendment No. 6 or under the Original Prospectus Supplement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our public float is less than $75,000,000. As of the date of this Amendment No. 6, we have offered and sold common stock and warrants exercisable for common stock with an aggregate sales price of approximately $13,200,000 during the prior 12 calendar month period that ends on and includes the date hereof. If the aggregate market value of our public float subsequently equals or exceeds $75,000,000, such limitation shall not apply to sales made pursuant to this Amendment No. 6 or the Original Prospectus Supplement on or subsequent to such date.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Unit Option under the Unit Program

Under our Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”), we are providing a Unit Option under Amendment No. 6. Our Unit Program consists of the combination of Common Stock and warrants with basic Unit Program features, conditions and terms outlined in the Original Prospectus Supplement. Amendment No. 6 provides the option time period, unit price and the number of shares of Common Stock and warrants per unit. This Unit Option begins on April 24, 2019 and is scheduled to terminate on June 6, 2019, unless extended at the Company’s sole discretion. The Unit Option consists of Units of our securities where each Unit (priced at $250.00 each) is comprised of (i) a certain number of shares of Common Stock determined by dividing $250.00 (the price of one Unit) by the average of the high and low sale prices of the Company’s publicly traded common stock as reported on the NASDAQ on the Unit Purchase Date and (ii) Common Stock purchase warrants to purchase an additional fifty (50) shares of Common Stock at a per share exercise price of $2.00. The participant’s Plan account will be credited with the number of shares of the Company’s Common Stock and Warrants that are acquired under the Units purchased. Each warrant affords the participant the opportunity to purchase one share of our Common Stock at a warrant exercise price of $2.00. The warrant shall have the company notation of “ZNWAL.” The warrants will not be registered for trading on the NASDAQ Stock Market or any other stock market.

For Plan participants who enroll into the Unit Program with the purchase of at least one Unit and also enroll in the separate Automatic Monthly Investments (“AMI”) program at a minimum of $50.00 per month or more, will receive an additional twenty-five (25) Warrants at an exercise price of $2.00 during this Unit Option Program. The twenty-five (25) additional warrants are for enrolling into the AMI program. Existing subscribers to the AMI are entitled to the additional twenty-five (25) warrants once, if they purchase at least one (1) Unit during the Unit program.

Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of the Company, before 4 p.m. (EST) on a business day generally will be recorded as purchased on the same business day (the “Purchase Date”). Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of Company, after 4 p.m. (EST) on a business day generally will be recorded as purchased on the next business day for the Purchase Date. Electronic bank payments are treated as received and recorded on the date of receipt of the funds into the Plan Agent’s or the Company’s bank account. Under the AMI program, all optional cash payments will be invested in our Common Stock on the 20th day of each calendar month and if such day falls on a holiday or a weekend, then on the next trading day.

The warrants will become exercisable on August 6, 2019, which is the first trading day after the 60th day following the Unit Option Termination Date (i.e., on June 6, 2019), unless extended at the Company’s sole discretion, and continue to be exercisable through August 6, 2021 (2 years) at a per share exercise price of $2.00.

Accordingly, all references in the Original Prospectus Supplement concerning the Unit Option Program continue, except for the substitution of the Unit Option Program details under Amendment No. 6. All other Plan features, conditions and terms remain unchanged.

Use of Proceeds

As previously noted in our press release of November 29, 2018, Zion believes it is prudent and consistent with good industry practice to answer questions that arose during the drilling and testing of the Megiddo-Jezreel #1 (MJ#1) well with a focused 3D seismic imaging shoot of approximately 60 square kilometers surrounding the MJ#1 well.

While we cannot estimate the proceeds to us from the unit program or from sales of our common stock under the Plan, the following table sets forth the planned use of the proceeds we receive from sales under the unit program or under the Plan:

Action Item	$ Amount

3D seismic plan design	$100,000
Surface use permits	$250,000
Surface use damages from seismic acquisition	$250,000
Seismic equipment mobilization/demobilization	$300,000
Acquisition cost of Seismic 3D and related equipment	$2,600,000
Interpretation of seismic data	$500,000
Ongoing company operations, general & administrative and working capital	$6,000,000

The foregoing reflects only estimates of the use of the proceeds, and allocation of any proceeds could be materially different from what is reflected above. In addition, no assurance can be given that Zion will be able to successfully raise the needed capital.

The date of this Amendment No. 6 to the Prospectus Supplement is April 24, 2019.

3